SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Shanda Interactive Entertainment Limited

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

81941Q 20 31

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑	Rule 13d-1(b)

☒	Rule 13d-1(c)

❑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 81941Q 20 3	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Cisco Systems, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,975,479[1],[2]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,975,479[1,2]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,975,479[1,2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%[3]
12	TYPE OF REPORTING PERSON (See Instructions) CO

[1]	2,796,294 of such Ordinary Shares are represented by 1,398,147 American Depositary Shares.
[2]

Includes 702,016 Ordinary Shares (represented by 351,008 American Depositary Shares) subject to a secured share forward contract dated May 29, 2007, 774,298 Ordinary Shares (represented by 387,149 American Depositary Shares) subject to a secured share forward contract dated June 28, 2007, 669,980 Ordinary Shares (represented by 334,990 American Depositary Shares) subject to a secured share forward contract dated October 11, 2007, and 650,000 Ordinary Shares (represented by 325,000 American Depositary Shares) subject to a secured share forward contract dated October 31, 2007. The Reporting Person retains limited voting and/or dispositive power with respect to the shares subject to these arrangements during their respective terms and until such time as they are disposed of in accordance therewith.

[3]

Based on 144,314,944 Ordinary Shares Outstanding as of November 14, 2007, as reported by the Issuer in Exhibit 99.1 to its Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on November 26, 2007.

CUSIP No. 81941Q 20 3	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Shanda Interactive Entertainment Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai China 201203

Item 2(a)	Name of Person Filing:

Cisco Systems, Inc.

Item 2(b)	Address of Principal Business Office or, If None, Residence

170 West Tasman Drive, San Jose, California 95134

Item 2(c)	Citizenship:

State of California

Item 2(d)	Title of Class of Securities:

Ordinary Shares, $0.01 par value per share

Item 2(e)	CUSIP Number:

81941Q 20 31

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 2,975,479[2,3] Ordinary Shares

(b)	Percent of Class: 2.1%[4]

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,975,479[2,3] Ordinary Shares

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,975,479[2,3] Ordinary Shares

(iv)	shared power to dispose or to direct the disposition of: 0

1	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.
2	2,796,294 of such Ordinary Shares are represented by 1,398,147 American Depositary Shares.
3	Includes 702,016 Ordinary Shares (represented by 351,008 American Depositary Shares) subject to a secured share forward contract dated May 29, 2007, 774,298 Ordinary Shares (represented by 387,149 American Depositary Shares) subject to a secured share forward contract dated June 28, 2007, 669,980 Ordinary Shares (represented by 334,990 American Depositary Shares) subject to a secured share forward contract dated October 11, 2007, and 650,000 Ordinary Shares (represented by 325,000 American Depositary Shares) subject to a secured share forward contract dated October 31, 2007. The Reporting Person retains limited voting and/or dispositive power with respect to the shares subject to these arrangements during their respective terms and until such time as they are disposed of in accordance therewith.
4	Based on 144,314,944 Ordinary Shares Outstanding as of November 14, 2007, as reported by the Issuer in Exhibit 99.1 to its Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on November 26, 2007.

CUSIP No. 81941Q 20 3	SCHEDULE 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 81941Q 20 3	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	CISCO SYSTEMS, INC.

	By:	/s/ Jonathan Chadwick
	Name:	Jonathan Chadwick
	Title:	Senior Vice President, Corporate Controller and Principal Accounting Officer